August 12, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 1, 2013
Form 10-Q for the Fiscal Quarter Ended April 30, 2013
Filed June 10, 2013
File No. 000-22754

Dear Ms. Jenkins:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “SEC”) made in its letter to the Company dated July 29, 2013 with respect to the Staff’s review of the Company’s Form 10-K and Form 10-Q referenced above. For your convenience, we have repeated below in bold type the specific comment that the SEC made and have set forth the response of the Company immediately below the comment.

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Results of Operations, page 20

1.	We note your disclosures indicating that you attribute the $74.3 million increase in your Retail segment net sales to a $42.5 million increase in comparable net sales and a $31.8 million increase in non-comparable and new store sales. We understand that the $42.5 million comparable net sales figure you present includes the effects of comparable sales generated from your direct-to-consumer channel. Please confirm that you will quantify the effect that your direct-to-consumer sales have on your comparable net sales in future filings and provide us with the text of your proposed disclosure.

In response to your comment, we plan to include substantially the following revised disclosure with respect to the definition of comparable Retail segment net sales in the Overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q:

Our comparable Retail segment net sales data is equal to the sum of our comparable store plus comparable direct-to-consumer channels, which are presented together because of the substantial integration of our store and direct-to-consumer channels. A store is considered to be comparable if it has been open at least one full fiscal year, unless it was materially expanded or remodeled within that year or was not otherwise operating at its full capacity within that year. A direct-to-consumer channel is considered to be comparable if it has been operational for at least one full fiscal year. There is no overlap between comparable store net sales and comparable direct-to-consumer net sales. Sales from stores and direct-to-consumer channels that do not fall within the definition of comparable store or channel are considered to be non-comparable. The effects of foreign currency translation are also considered non-comparable.

For the reasons discussed below, however, we do not plan to quantify the effect that our direct-to-consumer sales have on our comparable net sales in future filings.

Our stores and direct-to-consumer channels are substantially integrated, with consistent branding, pricing, selection, merchandising and marketing across sales channels. This is a result of the significant investments we have made in our “omni-channel” capabilities over the past several years, including the deployment of several technological advancements in the third and fourth quarters of fiscal 2013. These technology advancements were completed in order to provide our customers with an outstanding customer experience through any and all of their preferred sales channels. Examples of our “omni-channel” capabilities are as follows:

•	A customer can place an order through one of our websites that we can fulfill directly from one of our fulfillment centers or any of our store locations.

•	A customer can order and pay for merchandise at a store location and have it fulfilled from a different store or one of our fulfillment centers.

•	A customer can purchase merchandise through one of our websites and return that merchandise to a store or one of our the fulfillment centers for a refund, merchandise credit or product exchange.

•

A customer can purchase merchandise from a store and return that merchandise at the original location of purchase, at a different store location or to one of our fulfillment centers for a refund, merchandise credit or product exchange.

We believe that our customer’s desire to shop our product offerings through multiple points of sale and our technological advancements have virtually erased the boundaries among the store and direct-to-consumer channels, thereby making quantification of changes to the Retail segment as a whole more appropriate to understanding our results of operations as such quantification reflects how management views the business.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer